Filed Pursuant to Rule 433

Registration Statement No. 333-152937

China Medical Technologies, Inc.

Concurrent Offerings of

$240,000,000

Aggregate Principal Amount of

4.00% Convertible Senior Notes due 2013

(the “Notes Offering”)

and

Up to 4,700,000 American Depositary Shares Issued Pursuant to

ADS Issuance and Repurchase Agreements

(the “Purchased ADS Offering”)

This pricing term sheet relates only to the Notes Offering and the Purchased ADS Offering and should be read together with (1) the preliminary prospectus supplement dated August 11, 2008 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and accompanying prospectus dated August 11, 2008 (the “Base Prospectus”), including the documents incorporated by reference in the Notes Preliminary Prospectus Supplement and (2) the preliminary prospectus supplement dated August 11, 2008 relating to the ADS Offering (the “Purchased ADS Preliminary Prospectus Supplement”) and the Base Prospectus, including the documents incorporated by reference in the Purchased ADS Preliminary Prospectus Supplement, before making a decision to invest in the 4.00% convertible senior notes and/or ADSs, as applicable. The information in this pricing term sheet supersedes the information in the applicable preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

All references to “$” herein are to United States dollars.

Issuer

Issuer:	China Medical Technologies, Inc., an exempted company incorporated under the law of the Cayman Islands with limited liability

Ticker/Exchange:	CMED / Nasdaq Global Select Market

Closing sale price per ADS on the pricing date:	$49.66

Typographical Errors in Notes Preliminary Prospectus Supplement and Base Prospectus

Page S-7 of the Notes Preliminary Prospectus Supplement and Page 10 of the Base Prospectus contain typographical errors. In each instance, the US dollar convenience translations of the line items “earnings per share-basic” and “earnings per share-diluted” for the year ended March 31, 2008 were erroneous. The corresponding earnings per share numbers in RMB were correct.

The “earnings per share-basic” for the year ended March 31, 2008 is US$0.18 (as opposed to the previously stated US$1.80), and the “earnings per share-diluted” for the year ended March 31, 2008 is US$0.17 (as opposed to the previously stated US$1.70).

The Notes Offering

Securities offered:	4.00% Convertible Senior Notes due 2013 (the “notes”)

Aggregate principal amount:	$240.0 million

Underwriters’ over-allotment option:	Up to $36.0 million

Maturity date:	August 15, 2013, unless earlier repurchased upon a fundamental change or converted

Annual interest rate:	4.00%, accruing from the settlement date

Interest payment dates:	February 15 and August 15 of each year, beginning on February 15, 2009

Initial offering price of Purchased ADSs:	$48.00 per ADS

Conversion premium over the initial offering price of the Purchased ADSs:	22.5%

Conversion price:	Approximately $58.80 per ADS

Conversion rate (subject to adjustment):	17.0068 ADSs per $1,000 principal amount of notes

Increase to conversion rate upon change of control (subject to adjustment):

If and only to the extent a holder converts its notes in connection with a change of control (as defined in the Notes Preliminary Prospectus Supplement under “Description of the Notes—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder”) pursuant to which 10% or more of the consideration for the Issuer’s ordinary shares (other than cash payments for fractional ordinary shares and cash payments made in respect of dissenters’ appraisal rights) in such change of control transaction consists of cash or securities (or other property) that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such change of control transaction on a U.S. national securities exchange, the Issuer will increase the conversion rate by a number of additional ADSs that will be determined by reference to the following table

	Effective Date
ADS Price	August 15, 2008	August 15, 2009	August 15, 2010	August 15, 2011	August 15, 2012	August 15, 2013
$48.00	3.8265	3.8265	3.8265	3.8265	3.8265	3.8265
$50.00	3.8265	3.8265	3.8265	3.8265	3.4523	2.9932
$55.00	3.8265	3.6024	3.3261	2.9930	2.4758	1.1750
$60.00	3.3120	3.0443	2.7487	2.3789	1.8002	0.0000
$70.00	2.5208	2.2607	1.9631	1.5834	1.0106	0.0000
$80.00	1.9917	1.7521	1.4754	1.1256	0.6295	0.0000
$90.00	1.6193	1.4039	1.1556	0.8473	0.4378	0.0000
$100.00	1.3463	1.1548	0.9355	0.6688	0.3343	0.0000
$125.00	0.9094	0.7682	0.6103	0.4270	0.2164	0.0000
$150.00	0.6553	0.5503	0.4355	0.3062	0.1609	0.0000
$200.00	0.3778	0.3164	0.2516	0.1806	0.0989	0.0000
$250.00	0.2325	0.1942	0.1550	0.1125	0.0626	0.0000
$300.00	0.1463	0.1214	0.0965	0.0700	0.0390	0.0000
$350.00	0.0918	0.0752	0.0590	0.0422	0.0230	0.0000
$400.00	0.0564	0.0452	0.0346	0.0239	0.0123	0.0000
$500.00	0.0183	0.0133	0.0089	0.0050	0.0016	0.0000

If the ADS price exceeds $500.00 per ADS or is less than $48.00 per ADS (in each case, subject to adjustment), the conversion rate will not be increased. In no event will the total number of ADSs issuable upon conversion exceed 20.8333 per $1,000 principal amount of the notes, subject to adjustment in the same manner as the conversion rate

Issue price:	100%

Net proceeds (estimated):	The net proceeds from this offering of notes, after deducting the underwriting discounts and commissions, will be approximately $232.8 million (or approximately $267.7 million if the underwriters exercise their over-allotment option in full). All offering expenses will be paid by the underwriters

Underwriting discounts and commissions per note:	3.00%

Aggregate underwriting discounts and commissions:	$7,200,000 ($8,280,000 if the underwriters exercise their over-allotment option in full)

Notes CUSIP:	169483 AC8

Notes ISIN:	US169483 AC88

Clearing:	The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, S.A. Luxembourg and Euroclear Bank S.A./N.V.

Pricing date:	August 12, 2008

Settlement date:	August 15, 2008, which will be the second business day following the trade date of the notes, which is August 13, 2008. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Underwriters:	Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated

The Purchased ADS Offering

Securities offered:	Up to 4,700,000 ADSs issued to ADS Purchasers pursuant the ADS issuance and repurchase agreements (the “Purchased ADSs”)

Number of Purchased ADS offered by the ADS Purchasers at the initial offering price:	2,142,857 Purchased ADSs

Initial offering price:	$48.00 per ADS

Net proceeds:	The ADS Purchasers, which are affiliates of the underwriters of the Purchased ADS Offering, will receive all of the proceeds from the sale of the Purchased ADSs in the Purchased ADS Offering

Underwriting discounts and commissions per Purchased ADS:	$0

Pricing date:	August 12, 2008

Settlement date:	August 15, 2008, which will be the second business day following the trade date of the Purchased ADSs, which is August 13, 2008. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Underwriters:	Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated

The Issuer has filed a registration statement (including the Base Prospectuses) with the SEC for the Notes Offering and the Purchased ADS Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement and/or Purchased ADS Preliminary Prospectus Supplement and the Base Prospectus and the other documents incorporated by reference the Issuer has filed with the SEC for more complete information about the Issuer, the Notes Offering and the Purchased ADS Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable preliminary prospectus supplement and the Base Prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com or contacting 180 Varick Street, New York, New York 10014, Attention: Prospectus Department.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.